Mail Stop 3010

September 24, 2009

**Via U.S. Mail and Fax (717) 443-8479**
Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

      RE:    **Blue Ridge Real Estate Company**
                **Form 10-K for the period ended October 31, 2008**
                **Filed January 29, 2009**
                **File No. 0-02844**

Dear Mr. Dietterick:

We have reviewed your response letter dated September 3, 2009 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your filing does not include Schedule III: Real Estate and Accumulated Depreciation in accordance with Regulation S-X Rule 5-04. Please provide us with the schedule as of October 31, 2008 and be sure to include Schedule III in your future filings.

2. Furthermore, based on your Schedule III as of October 31, 2007 included in your Form 10-K for the year ended October 31, 2007, we note that you present a line item titled 'Land located in N.E. PA including various improvements'; in future schedules, including the schedule you provide to us as of October 31, 2008, please

break out this line item further into individual properties.  Also, please tell us what is included in your line item 'Other'.

Note 1 – Summary of Significant Accounting Policies

3. We note your responses to our prior comments regarding your real estate projects. Please tell us why you do not account for any of your projects as long-lived assets held for sale as of October 31, 2008 in accordance on paragraph 24 of SFAS 67 which states that the provisions in SFAS 144 for long-lived assets to be disposed of by sale shall apply to a real estate project, or parts thereof, that is substantially completed and that is to be sold.  We note that as of October 31, 2008 four duplex buildings in Laurelwoods II were completed, and 'Building J' in Boulder Lake Village was substantially completed.  Please also advise us if you have any other real estate projects, or parts of real estate projects, that are substantially completed and that are to be sold.

4. We have reviewed your response to prior comment 3.  It appears that your response pertains only to the Laurelwoods II development.  Our comment asked that you address each individual project separately.  As such, we are reissuing our comment as it relates to your other projects.  Notwithstanding comment 3 above, please tell us how you determined that none of the circumstances in paragraph 8 of SFAS 144 had occurred as of October 31, 2008 for each of your real estate projects under development.

5. You state in your response to prior comment 3 that you believed that you still had demand for your Laurelwoods II project since you had two sales in fiscal 2008 and three more sales in fiscal 2009 prior to the filing of your Form 10-K.  Please tell us how the timing of these sales compares to your original projected timing of sales.

6. We have reviewed your response to prior comment 4.  Please expand upon the valuation methodologies used.  Also, please tell us how the reduced sales prices discussed in your response to prior comment 5 affected your assumptions regarding estimated sales prices.

7. We have reviewed your response to prior comment 5.  The comments above notwithstanding, please clarify if the three sales agreements in place are the three sales discussed in your response to prior comment 3.  Also, tell us how the lower sales prices that have been accepted compare to the carrying amounts for those units.

8. We note your response to comment 6.  You state that you performed an impairment analysis on all of your land improvements, buildings, and equipment as of October 31, 2008.  Please specifically tell us how you determined that the carrying value of your 18-hole golf course with clubhouse is recoverable under SFAS 144.  We note that the golf course opened in the spring of 2007 and that

you planned to develop a resort community surrounding the golf course. We also note that it appears that your plans for the community have been delayed. Please tell us if the development of this community is on track with your original timeline. If the project for the community has been delayed, please tell us how you incorporated this change into your estimated undiscounted cash flows expected to result from the use and eventual disposition of the golf course. Tell us the assumptions that you used in your analysis as of October 31, 2008 and tell us how those assumptions were revised for the change in the timing of the completion of the planned community, if applicable.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant